# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tamboran Resources Corporation, CIK 0001997652
CUSIP: 87507T101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Suite 01, Level 39, Tower One, I.T.S., 100 Barangaroo Avenue, New South Wales, Australia (C3), 2000
Date of event which requires filing of this statement: 07/27/2025
Filed by CIK 0001606914
Persons authorized to receive notices and communications: Bryan Sheffield, 300 Colorado Street, Suite 1900, Austin, Texas (TX), 78701, 737-304-7803

## Reporting persons
- Bryan Sheffield (CIK 0001606914): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,123,601; sole dispositive power 0; shared dispositive power 3,123,601; aggregate amount beneficially owned 3,123,601 (17.6% of the class)
- Sheffield Holdings, LP (CIK 0002027828): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 2,247,404; sole dispositive power 0; shared dispositive power 2,247,404; aggregate amount beneficially owned 2,247,404 (12.6% of the class)
- Spraberry Interests, LLC (CIK 0002027822): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,247,404; sole dispositive power 0; shared dispositive power 2,247,404; aggregate amount beneficially owned 2,247,404 (12.6% of the class)
- Daly Waters Energy, LP (CIK 0002027837): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 876,197; sole dispositive power 0; shared dispositive power 876,197; aggregate amount beneficially owned 876,197 (4.9% of the class)
- Formentera Australia Fund I GP, LP (CIK 0002027922): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 876,197; sole dispositive power 0; shared dispositive power 876,197; aggregate amount beneficially owned 876,197 (4.9% of the class)
- Formentera Investments LLC (CIK 0002027820): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 876,197; sole dispositive power 0; shared dispositive power 876,197; aggregate amount beneficially owned 876,197 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Tamboran Resources Corporation
Address of issuer's principal executive offices: Suite 01, Level 39, Tower One, I.T.S., 100 Barangaroo Avenue, New South Wales, Australia (C3), 2000
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed by the undersigned on July 8, 2024 (the "Original Schedule 13D), as amended by Amendment No. 1 filed on May 14, 2025 ("Amendment No. 1") and Amendment No. 2 filed on July 23, 2025 ("Amendment No. 2", together with the Original Schedule 13D and Amendment No. 1, the "Schedule 13D") as specifically set forth herein. Amendment No. 3 is filed by (i) Bryan Sheffield, (ii) Sheffield Holdings, LP, a Texas limited partnership ("Sheffield Holdings"), (iii) Spraberry Interests, LLC, a Delaware limited liability company ("Spraberry"), (iv) Daly Waters Energy, LP, a Delaware limited partnership ("Daly Waters"), (v) Formentera Australia Fund I GP, LP, a Delaware limited partnership ("Formentera Australia"), and (vi) Formentera Investments LLC, a Delaware limited liability company ("Formentera Investments"), (each, a "Reporting Person" and, collectively, the "Reporting Persons"), relating to the shares of the common stock, par value $0.001 per share (the "Common Stock"), of Tamboran Resources Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. The purpose of this Amendment No. 3 is to disclose the recent development described in Item 4 of this Amendment No. 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On July 27, 2025, the Reporting Persons entered into a Cooperation Agreement (the "Agreement") with the Issuer.

In connection with the Agreement, the Issuer agreed, among other things, to appoint (i) Scott D. Sheffield as a Class II director to the Board of Directors of the Issuer (the "Board"), effective immediately, with a term expiring at the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting") and (ii) Phillip Z. Pace as a Class III director to the board, effective immediately with a term expiring at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). The Issuer also agreed to nominate and recommend Scott D. Sheffield for election to the Board at the 2025 Annual Meeting.

In connection with the Agreement, the Reporting Persons agreed to abide by certain customary standstill restrictions that will remain effective from July 27, 2025 until the earlier of (i) the Issuer's 2028 annual meeting of stockholders (the "2028 Annual Meeting") and (ii) December 31, 2028, unless earlier expired in accordance with the terms of the Agreement (the "Restricted Period"). Among the conditions that would cause the Restricted Period to terminate earlier would be (a) the Issuer's failure to renominate and recommend Mr. Pace for re-election to the Board at the 2026 Annual Meeting if Mr. Pace is available and willing to stand for re-election at that meeting and (b) the Issuer's failure to renominate and recommend Scott D. Sheffield for re-election to the Board at the 2028 Annual Meeting if Scott D. Sheffield is available and willing to stand for election at that meeting.

During the Restricted Period the Reporting Persons have agreed to cause all Voting Securities (as defined in the Agreement) that are beneficially owned by the Sheffield Group to be (a) present for quorum purposes and (b) voted or consented (i) in favor of the electon of each person nominated by the Board for election as a director, (ii) against any stockholder nominations for directors that are not approved and recommended by the Board for election, (iii) against any proposals or resolutions to remove any member of the Board and (iv) in accordance with the recommendation of the Board on all other proposals or business that may be the subject of stockholder action at such meeting; provided, however, that each member of the Sheffield Group shall be permitted to vote in its sole discretion on any proposal with respect to an Extraordinary Transaction (as defined in the Agreement).

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 11 and Item 13 on each of the cover pages of this Amendment No. 3 are incorporated by reference into this Item 5(a).

References herein to percentage ownerships of Common Stock are based on 17,770,758 shares of Common Stock of the Issuer issued and outstanding as of July 23, 2025, as set forth in the Issuer's Registration Statement on Form S-3/A, which was filed with the Commission on July 23, 2025.

Sheffield Holdings is the record holder of 2,247,404 shares of Common Stock. Spraberry is the general partner of Sheffield Holdings. Bryan Sheffield is the manager of Spraberry. As a result, each of Mr. Sheffield and Spraberry may be deemed to share beneficial ownership of the shares held directly by Sheffield Holdings.
Daly Waters is the record holder of 876,197 shares of Common Stock. Formentera Australia is the general partner of Daly Waters. Formentera Investments is the general partner of Formentera Australia. Bryan Sheffield is the managing member of Formentera Investments. As a result, each of Mr. Bryan Sheffield, Formentera Australia and Formentera Investments may be deemed to share beneficial ownership of the shares held directly by Daly Waters.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7-10 on each of the cover pages of this Amendment No. 3 are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described in the Schedule 13D, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following:

On July 27, 2025, the Reporting Person and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Agreement, dated July 27, 2025, by and among the Issuer, Bryan Sheffield, Sheffield Holdings, LP, Spraberry Interests, LLC, Daly Waters Energy, LP, Formentera Australia Fund I GP, LP and Formentera Investments LLC

## Signatures
- Bryan Sheffield: /s/ Bryan Sheffield, Bryan Sheffield (07/28/2025)
- Sheffield Holdings, LP: /s/ Bryan Sheffield, Bryan Sheffield / Manager (07/28/2025)
- Spraberry Interests, LLC: /s/ Bryan Sheffield, Bryan Sheffield / Manager (07/28/2025)
- Daly Waters Energy, LP: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (07/28/2025)
- Formentera Australia Fund I GP, LP: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (07/28/2025)
- Formentera Investments LLC: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (07/28/2025)
Comment: Sheffield Holdings, LP By: Spraberry Interests, LLC, its general partner Daly Waters Energy, LP By: Formentera Australia Fund I GP, LP, its general partner By: Formentera Investments LLC, its general partner Formentera Australia Fund I GP, LP By: Formentera Investments LLC, its general partner